EXHIBIT 99.1

MAG Silver Secures US$40 Million Revolving Credit Facility

VANCOUVER, British Columbia, Nov. 15, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” “MAG Silver” or the “Company”) is pleased to report the signing of a binding commitment letter with the Bank of Montreal (“BMO”) for a fully underwritten US$40 million revolving credit facility (the “Facility”). Closing of the Facility is expected to occur by mid-December 2021 and is subject to the satisfaction of customary conditions, and completion of definitive documentation.

The Facility has a maturity date of December 31, 2024 and will be available for working capital and general corporate purposes, and provides MAG with additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed.

“We are very pleased to enter into a credit relationship with BMO, a leading financial institution in Canada,” said Mr. George Paspalas, President and CEO of MAG. “This $40 million facility bolsters our liquidity and increases our financial strength as we ramp up at Juanicipio and transition to commercial production.”

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where Fresnillo as operator, is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant expected to be commissioned by the end of 2021. Underground mine production of development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements with respect to the timing of the closing of the Facility, statements regarding the satisfaction of closing conditions and completion of definitive documentation in relation to the Facility, expectations with respect to impact of the Facility on liquidity and ability to finance future development costs and expenses, expectations with respect to future financial strength and future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, unexpected delays in meeting closing conditions or completing definitive documents in relation to the Facility, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com